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                      IDEA SPORTS ENTERTAINMENT GROUP, INC.
                              4514 COLE, SUITE 200
                               DALLAS, TEXAS 75205

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PHONE: (817) 675-4319                                        FAX: (469) 385-9856





April 28, 2006



VIA FACSIMILE
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(202) 772-9209

David H. Roberts, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

                    RE: PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C REGISTRATION NO. 0-23100
                            FILED ON APRIL 10, 2006

Dear Mr. Roberts:

         This letter is being delivered to the SEC for the purpose of providing you with Idea Sports Entertainment Group, Inc.'s ("Idea") written acknowledgment of the following:

         1. The adequacy and accuracy of the disclosure in the 14(C) filing is the responsibility of Idea;

         2. Idea understands that staff comments or changes in response to the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the 14(C) filing; and

         3. Idea may not use any staff comment as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.






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David H. Roberts
April 28, 2006
Page 2





Sincerely,

IDEA SPORTS ENTERTAINMENT GROUP, INC.


/s/ Terry Washburn
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Terry Washburn, Pres.


TW:saw